15026397

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section RECEIVED MAR 19 2015 Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-[illegible]

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/20/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BURNHAM STERLING SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29 RIVER ROAD, SUITE 102
(No. and Street)

COS COB (City) CT (State) 06807 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL MORGAN (203) 862-4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTENBERG MERIL SOLOMON BERTIGER & GUTILLA, P.C.
(Name – *if individual, state last, first, middle name*)

369 LEXINGTON AVENUE, 25TH FLOOR (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL MORGAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BURNHAM STERLING SECURITIES LLC of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

EXECUTIVE MANAGING DIRECTOR

Title

Notary Public Commission Expires 8/31/19

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BURNHAM STERLING SECURITIES LLC

(A Limited Liability Company)

FINANCIAL STATEMENTS AND NOTES

Period Included August 20, 2014 (Date of FINRA Membership) – December 31, 2014

BURNHAM STERLING SECURITIES LLC

(A Limited Liability Company)

<u>CONTENTS</u>

RotenbergMeril
Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

369 Lexington Avenue
25th Floor
New York, NY 10017

T: (212) 660-0050
F: (212) 898-9050

www.rmsbg.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Burnham Sterling Securities, LLC

We have audited the accompanying financial statement of Burnham Sterling Securities, LLC (the "Company"), which comprises the statement of financial condition as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. The Company's management is responsible for the financial statement. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of the Company as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
New York, New York
February 27, 2015

BURNHAM STERLING SECURITIES LLC

(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

Assets	
Cash	$ 225,945
Receivables, net (Notes 2 and 7)	3,011,970
Other Assets	28,558
Total Assets	$ 3,266,473
Liabilities and Member's Equity	
Liabilities:	
Accrued expenses	$ 37,628
Due BSC	$ 35,590
Total Liabilities	$ 73,218
Member's Equity	$ 3,193,255
Total Liabilities and Member's Equity	$ 3,266,473

The accompanying notes are an integral part of these financial statements.

BURNHAM STERLING SECURITIES LLC

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATIONS

Nature of Operations

Burnham Sterling Securities, LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC") as of August 20, 2014. The results of operations prior to August 20, 2014 are reflected in the opening balance on the Statement of Member's Equity. The Company was established as a single-member limited liability company however on September 29, 2014, the sole member of the Company transferred all membership interests in the Company to Burnham Securities Holdings LLC ("BSH"), a limited liability company. Burnham Sterling Securities has been approved by FINRA to engage in the private placement of securities, act as a broker -dealer in selling interests in unregistered private investment funds and engage in mergers and acquisitions in an advisory capacity. Burnham Sterling Securities' private placement activities include, but are not limited to, the placement of securities secured by transportation assets with institutional investors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") for the period August 20, 2014 (FINRA welcome letter) through December 31, 2014.

Revenue Recognition

The Company earns compensation related to investment banking services, namely, structuring and arranging project and equipment financings, including the private placement of securities. The Company may also provide advisory services.

Fees derived from the investment banking services are earned and recorded when the transaction is completed and the income is reasonably determinable.

Advisory fees are recognized when earned in accordance with the terms of their respective agreements.

Receivables

For those receivables with due dates in excess of one year from the completion of a placement, such receivables are discounted to present value, with the discounting reflecting both the time value of money and exposure to specific payment risk during the term of the receivables. The discount reduces both the receivables and revenue recognized. The discount is amortized to interest income over the term of the receivable and is reflected as other income in the statement of operation.

The Company provides an allowance for doubtful accounts based on the age of past due accounts and an assessment of the entity's ability to pay. As of December 31, 2014, no allowance for doubtful accounts was considered necessary.

Income Taxes

As a single-member Connecticut limited liability company, the Company is treated as a "disregarded entity" for income tax purposes. Thus, for federal and state income tax purposes, the Company does not file separate tax returns. The Company's financial activity is reported in conjunction with the federal and state income tax filings of its previous and current members. As such, income taxes have not been provided, as its previous and current members are liable for taxes, if any, on their share of the Company's net income or loss. The Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods. The Company would recognize any interest and penalties on income taxes as a component of income tax expense in the statement of operations.

Income taxes (continued)

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. BSH files federal and state income tax returns for tax years commencing on or before September 16, 2014. BSH is subject to federal and state income tax examinations by tax authorities for tax years starting on or after September 16, 2014 while the Company's previous sole member is subject to federal and state income tax examinations for tax years starting before September 16, 2014.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires that the Company's management make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined as the greater of (x) 12 ½% of aggregate indebtedness, or (y) $5,000. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined in such Rule, shall not exceed a ratio of 12 to 1 in its first year. At December 31, 2014, the Company's net capital was $152,727 which is $143,575 in excess of its required minimum net capital of $9,152.

4. CONCENTRATION OF CREDIT RISK

The Company maintains its cash accounts in a commercial bank account. The accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Company attempts to reduce its exposure to credit risk by maintaining cash balances with sound financial institutions and monitoring their financial strength.

5. RECEVABLES, NET

Receivables consist of the following at December 31, 2014:

Promissory note receivable	$ 1,385,000
Accounts receivable – trade	2,292,750
Less: discount on accounts receivable	(665,780)
Receivables, net	$3,011,970

The note receivable was issued on December 24, 2014 and bears interest at the twelve month LIBOR rate plus a market spread. The note is payable in installments through October 2024.

Accounts receivable – trade represents transaction compensation that is paid over time. The final installment is in November 2026, and the weighted average discount rate used was approximately 6.1%.

6. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its affiliate, Burnham Sterling & Company LLC ("BSC"), whereby the Company is billed an allocated percentage of direct expenses paid by BSC. The allocation is based on the time allocated by the Company's personnel to the operations of the Company. For the period August 20, 2014 through December 31, 2014, total expenses allocated to the Company were $35,590.

7. SUBSEQUENT EVENTS

The Company has evaluated its subsequent events through February 27, 2015, the date that the accompanying financial statements were available to be issued. FINRA is currently conducting a routine examination, the results of which were not available as of the date of this report. The Company does not anticipate any adverse comments at this time and had no other material subsequent events requiring an adjustment to or disclosure in the financial statements.